SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n. 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON APRIL 15, 2019

1.

Date, Time and Place. On April 15, 2019, at 1:00 p.m., at the headquarters of Gafisa S.A. (“Company”), in the City and State of São Paulo, at Avenida das Nações Unidas, 8.501, 19º floor and by videoconference.

2.	Call Notice and Attendance. Call notice dispensed pursuant to section 18 of Company’s bylaws due to the attendance of the totality of the members of the Board of Directors.
3.	Composition of the Board. Chairman: Mr. Leo Julian Simpson. Secretary: Mr. Marcelo Janson Angelini.
4.

Agenda. Deliberate on (i) investiture of the new members of the Board of Directors appointed in the Extraordinary General Meeting of April 15, 2019; (ii) appointment of the Chairman of the Board of Directors; (iii) appointment of Company’s officers; (iv) appointment of the members of the Audit Committee Messrs. Carlos Gomes, Gilberto Braga e Pedro Carvalho de Mello; (v) appointment of the members of the Compensation and Corporate Governance Committee Messrs. Demian Fiocca, Nelson Sequeiros Rodriguez Tanure e Roberto Luz Portella; and (vi) other matters of Company’s interests.

5.	Resolutions. The following was resolved without remarks:

a.              By unanimous decision:

(i)

To invest in office the new members of the Board of Directors, who signed the relevant Instrument of Investiture and Clearance Certificate and Statement of Securities Ownership: Antonio Carlos Romanoski, Demian Fiocca, Eduardo Larangeira Jácome, Leo Julian Simpson, Nelson Sequeiros Rodriguez Tanure, Roberto Luz Portella and Thomas Cornelius Azevedo Reichenheim.

(ii)	Appoint Mr. Leo Julian Simpson, as Chairman of the Board;
(iii)

Re-elect Mr. Roberto Luz Portella, Brazilian citizen, married, attorney, bearer of the identity card (RG) No. 1.830.755 IFP/RJ, enrolled with the individual taxpayer’s register (CPF/MF) No. 039.031.417-04, with business address in the City and State of São Paulo, at Avenida das Nações Unidas, 8.501, 19º floor, CEP 05425-070, to hold the

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position of Chief Executive Officer, Chief Financial and Investor Relations Officer of the Company, and Mr. Eduardo Larangeira Jácome, Brazilian citizen, married, business administrator, bearer of the identity card 13.211-3 issued by CRA-RJ and enrolled with the individual taxpayer’s register (CPF/MF) No. 362.763.247-87, with business address in the City and State of São Paulo, at Avenida das Nações Unidas, 8.501, 19º floor, CEP 05425-070, to hold the position of Chief Operating Officer of the Company, both with three (3) year term of office as of this date or until their respective deputies take office.

(iv)	Postpone the election of the members of the Audit Committee to the next meeting of the Board of Directors;
(v)

Appoint the following members of the Compensation and Corporate Governance Committee: Messrs. Demian Fiocca, Nelson Sequeiros Rodriguez Tanure e Roberto Luz Portella, all with two (2) year term of office as of this date;

(vi)

To request the Company's Executive Board to adopt the appropriate measures for ascertaining the possible liability of the Company's former Administrations and recent acts of management, cash consumption, indebtedness, suspicious partnerships, among other matters whose decisions have been taken contrary to the interests of the Company; and

(vii)

Due to the rejection of updating the Bylaws to reflect the cancellation of shares approved by the Board of Directors on December 19, 2018 and January 22, 2019, proceed with the appropriate measures for the issuance of canceled shares, to wit (i) 1,030,325 (one million, thirty thousand, three hundred and twenty-five) shares canceled on December 19, 2018; and (ii) 370,000 (three hundred and seventy thousand) shares canceled on January 22, 2019, which means that the capital stock will be comprised of forty-four million seven hundred and fifty-seven thousand, nine hundred and fourteen (44,757,914) shares.

b.             By majority vote:

(viii)	Determine, with abstention of board member Demian Fiocca, that:

i.

The price for the issuance of new common shares up to the limit of the Authorized Capital of seventy-one million thirty-one thousand eight hundred and seventy-six (71,031,876) shares will be R$6.02 (six Reais and two cents) per share, as ratified by specialized company;

ii.	The shareholders - those holders of common shares of the Company on April 16, 2019:

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1.	Shall have a term of thirty (30) days to exercise their preemptive rights as of the date of publication of the respective Notice by the Company;
2.	Shall be entitled to a fifteen percent (15%) bonus on the value of the share in the subscription of such capital increase within the term of thirty (30) days of the preemptive right;
3.

Shall have a preemptive right in the apportionment of unsold shares and a bonus of three percent (3%) on the value of the subscription of the apportionment of such unsold shares. The unpaid balance will be sold on the stock exchange by brokerage firm Planner Corretora de Valores S.A.

6.	Closing. With no further matters to be discussed, these minutes were read, approved and signed by the Board members. São Paulo, April 15, 2019. Signatures (undersigned) Antonio Carlos Romanoski, Demian Fiocca, Eduardo Larangeira Jácome, Leo Julian Simpson, Nelson Sequeiros Rodriguez Tanure, Roberto Luz Portella e Thomas Cornelius Azevedo Reichenheim.

Leo Julian Simpson Presidente	Marcelo Janson Angelini Secretário

Attending members of the Board of Directors:

Antonio Carlos Romanoski		Demian Fiocca

Eduardo Larangeira Jácome		Leo Julian Simpson

Nelson Sequeiros Rodriguez Tanure		Roberto Luz Portella

Thomas Cornelius Azevedo Reichenheim

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 16, 2019

Gafisa S.A.

By:	/s/ Roberto Portella
Name: Roberto Portella Title: Chief Executive Officer